UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RTI Surgical Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74975N105

(CUSIP Number)

Christopher R. Sweeney

WSHP Biologics Holdings, LLC

c/o Water Street Healthcare Partners

444 West Lake Street, Suite 1800

Chicago, Illinois 60606

(312) 506-2900

Copy to:

James S. Rowe

Martin A. DiLoreto, Jr., P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74975N105	13D	Page 2

1.	NAMES OF REPORTING PERSONS WSHP Biologics Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,152,761 shares of Common Stock (as defined below) issuable upon conversion of 50,000 shares of Series A Preferred Stock (as defined below).*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%**
14.	TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

*

The Series A Preferred Stock is convertible into Common Stock by the holder on or after July 16, 2021 (or upon the earlier occurrence of certain specified events) at a price of $4.39, which is subject to adjustment in certain circumstances.

**

The calculation of the foregoing percentage is based on 73,814,831 shares of Common Stock outstanding as of November 4, 2019, plus an additional 15,152,761 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 74975N105	13D	Page 3

1.	NAMES OF REPORTING PERSONS Water Street Healthcare Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%**
14.	TYPE OF REPORTING PERSON (see instructions) PN

*

The Series A Preferred Stock is convertible into Common Stock by the holder on or after July 16, 2021 (or upon the earlier occurrence of certain specified events) at a price of $4.39, which is subject to adjustment in certain circumstances.

**

The calculation of the foregoing percentage is based on 73,814,831 shares of Common Stock outstanding as of November 4, 2019, plus an additional 15,152,761 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 74975N105	13D	Page 4

1.	NAMES OF REPORTING PERSONS Water Street Healthcare Management II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%**
14.	TYPE OF REPORTING PERSON (see instructions) PN

*

The Series A Preferred Stock is convertible into Common Stock by the holder on or after July 16, 2021 (or upon the earlier occurrence of certain specified events) at a price of $4.39, which is subject to adjustment in certain circumstances.

**

The calculation of the foregoing percentage is based on 73,814,831 shares of Common Stock outstanding as of November 4, 2019, plus an additional 15,152,761 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 74975N105	13D	Page 5

1.	NAMES OF REPORTING PERSONS Water Street Healthcare Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%**
14.	TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

*

The Series A Preferred Stock is convertible into Common Stock by the holder on or after July 16, 2021 (or upon the earlier occurrence of certain specified events) at a price of $4.39, which is subject to adjustment in certain circumstances.

**

The calculation of the foregoing percentage is based on 73,814,831 shares of Common Stock outstanding as of November 4, 2019, plus an additional 15,152,761 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

Item 1.	Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 18, 2019 (the “Schedule 13D”) by WSHP Biologics Holdings, LLC, Water Street Healthcare Partners II, L.P., Water Street Healthcare Management II, L.P. and Water Street Healthcare Partners, LLC. The Schedule 13D relates to shares of common stock, par value $0.001 per share (“Common Stock”), of RTI Surgical Holdings, Inc., a Delaware corporation (“Issuer”), issuable upon conversion of shares of series A preferred stock, par value $0.001 per share (“Series A Preferred Stock”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following disclosure at the end such item:

On January 13, 2020, the Issuer entered into an Equity Purchase Agreement (the “Purchase Agreement”) with Ardi Bidco Ltd., a Delaware corporation (the “Buyer”), pursuant to which, and subject to the terms and conditions thereof, the Buyer will acquire the OEM business of the Issuer by acquiring certain subsidiaries of the Issuer. In connection with the execution of the Purchase Agreement, the Investor entered into the support agreement described in Item 6 hereof. The information set forth or incorporated in Item 6 hereof is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety to read as follows:

(a), (b)

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

As of January 13, 2019, the Investor is the record owner of 50,000 shares of Series A Preferred Stock, which are convertible into Common Stock on or after July 16, 2021 (or upon the earlier occurrence of certain specified events) at a price of $4.39, which is subject to adjustment in certain circumstances. The shares of Series A Preferred Stock are convertible into approximately 15,152,761 shares of Common Stock at the current conversion price, representing approximately 17.0% of the outstanding Common Stock, based on the 73,814,831 shares of Common Stock outstanding as of November 4, 2019, plus an additional 15,152,761 shares of Common Stock issuable upon conversion of the Series A Preferred Stock. Due to their relationship with the Investor, the Fund, Water Street Management and the General Partner may be deemed to have shared voting power with respect to the Series A Preferred Stock beneficially owned by the Investor, and as a result, the Fund, Water Street Management and the General Partner may be deemed to have shared beneficial ownership of such shares of Series A Preferred Stock. Each of the Fund, Water Street Management and the General Partner, however, disclaims beneficial ownership of such shares of Series A Preferred Stock, except to the extent of its pecuniary interest therein.

(c)

Except as set forth in this Item 5, none of the Reporting Persons has engaged in any transaction during the past 60 days involving shares of Common Stock or Series A Preferred Stock.

(d), (e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following disclosure at the end of such item:

Support Agreement

On January 13, 2020, in connection with the execution of the Purchase Agreement, the Investor and the Buyer entered into a support agreement (the “Support Agreement”) relating to the Series A Preferred Stock held by the Investor and any other preferred or common stock of the Issuer that the Investor may subsequently acquire (collectively, the “Covered Shares”). Subject to the terms and conditions set forth in the Support Agreement, the Investor is required to vote all Covered Shares: (i) in favor of the adoption of the Purchase Agreement and the transactions contemplated thereby (the “Transactions”) and (ii) against any acquisition or similar transaction (other than the Purchase Agreement and the Transactions) and against any action that would be reasonably expected to: (x) result in a breach of or failure to perform, in any material respect, any representation, warranty, covenant or agreement of the Issuer under the Purchase Agreement or of the Investor under the Support Agreement, or (y) prevent, impede, frustrate, interfere with, delay, postpone, adversely affect or nullify any provision of the Purchase Agreement or the Transactions or change in any manner the voting rights of any class of capital stock of the Issuer.

The Support Agreement also prohibits the Investor from selling, transferring or otherwise disposing of Covered Shares except with the written consent of Buyer. The Support Agreement will terminate upon the earliest of (i) the termination of the Purchase Agreement in accordance with its terms; (ii) the receipt of the required vote of the stockholders of the Issuer approving the Transactions; and (iii) any reduction to the base purchase price contemplated by the Purchase Agreement or any other amendment or modification to the Purchase Agreement that is materially adverse to the Investor.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Support Agreement and the Purchase Agreement, attached hereto as Exhibit 6 and Exhibit 7, respectively, which are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is amended and restated in its entirety to read as follows:

Exhibit Number	Description of Exhibits

1.	Investment Agreement, dated as of June 12, 2013, by and between RTI Surgical, Inc. and WSHP Biologics Holdings, LLC (incorporated by reference to Exhibit 10.2 to RTI Surgical Inc’s Current Report on Form 8-K filed on June 13, 2013).

2.	Certificate of Designation of Series A Convertible Preferred Stock of RTI Surgical Holdings, Inc., dated as of March 8, 2019 (incorporated by reference to Exhibit 3.2 to RTI Surgical Holdings, Inc’s Current Report on Form 8-K filed on March 11, 2019).

3.	Investor Rights Agreement, dated as of July 16, 2013, by and between RTI Surgical, Inc. and WSHP Biologics Holdings, LLC (incorporated by reference to Exhibit 10.3 to RTI Surgical Inc’s Current Report on Form 8-K filed on July 18, 2013).

4.	Management Rights Letter, by and among RTI Surgical, Inc., WSHP Biologics Holdings, LLC and Water Street Healthcare Partners II, L.P., dated as of July 16, 2013 (incorporated by reference to Exhibit 4 to the Reporting Persons’ Schedule 13D for RTI Surgical, Inc. filed on July 24, 2013).

5.	Schedule 13D Joint Filing Agreement by and among Water Street Healthcare Partners, LLC, Water Street Healthcare Management II, L.P., Water Street Healthcare Partners II, L.P. and WSHP Biologics Holdings, LLC, dated as of March 18, 2019 (previously filed as Exhibit 5 to the Reporting Persons’ Schedule 13D for RTI Surgical Holdings, Inc. filed on March 18, 2019).

6.	Support Agreement, dated as of January 13, 2020, by and between Ardi Bidco Ltd. and WSHP Biologics Holdings, LLC (incorporated by reference to Exhibit 10.1 to RTI Surgical Holdings, Inc’s Current Report on Form 8-K filed on January 15, 2020).

7.	Equity Purchase Agreement, dated as of January 13, 2020, by and between RTI Surgical Holdings, Inc. and Ardi Bidco Ltd. (incorporated by reference to Exhibit 2.1 to RTI Surgical Holdings, Inc’s Current Report on Form 8-K filed on January 15, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2020

WSHP BIOLOGICS HOLDINGS, LLC

By:	/s/ Jeffrey Holway
Name:	Jeffrey Holway
Its:	Authorized Signatory

WATER STREET HEALTHCARE PARTNERS II, L.P. By: Water Street Healthcare Management II, L.P. Its: General Partner By: Water Street Healthcare Partners, LLC Its: General Partner

By:	/s/ Timothy A. Dugan
Name:	Timothy A. Dugan
Its:	Authorized Signatory

WATER STREET HEALTHCARE MANAGEMENT II, L.P. By: Water Street Healthcare Partners, LLC Its: General Partner

By:	/s/ Timothy A. Dugan
Name:	Timothy A. Dugan
Its:	Authorized Signatory

WATER STREET HEALTHCARE PARTNERS, LLC

By:	/s/ Timothy A. Dugan
Name:	Timothy A. Dugan
Its:	Authorized Signatory